Northern Dynasty to Raise Up to $20 Million in Financing Transactions

August 10, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that it intends to raise up to $20 million through a combination of an issuance of $10-$15 million of Special Warrants exercisable into the Company’s listed common shares at a price of $0.399 per Special Warrant together with acquisition of 100% of Cannon Point Resources (“Cannon Point”), an inactive TSX Venture Exchange listed company (TSXV: CNP) whose primary asset is $4.7 million cash. (All currency values are in Canadian dollars).

The Special Warrants will be privately placed with accredited investors, management and insiders of the Company. The Special Warrants will convert on voluntary or automatic exercise into common shares of Northern Dynasty on a one-for-one basis. The Company will file a prospectus in applicable Canadian provinces to qualify the exercise of the Special Warrants in Canada and will concurrently file a registration statement in the United States to qualify the resale of common shares in the United States by certain U.S. investors. The Company will use commercial efforts to clear both the Prospectus and Registration Statement (the “Resale Filings”) within 90 days from the Closing Date and has agreed to maintain the Registration Statement effective for a period of up to 24 months. There are no share bump-up or other penalties if clearance of the Resale Filings is delayed. Additional details of the Special Warrant terms will be contained in the Resale Filings along with general prospectus disclosure about Northern Dynasty.

Based on a letter agreement dated today, the Company expects to acquire 100% of Cannon Point for approximately 12.9 million Northern Dynasty common shares, subject to the approval of a special 2/3 majority vote of Cannon Point shareholders as well as customary regulatory and judicial approvals. The acquisition is not subject to Northern Dynasty shareholder approval. During the merger process, which will be by conventional statutory plan of arrangement, Cannon Point has agreed to make a secured credit facility for $4.25 million available to Northern Dynasty. The amounts borrowed would be repayable after 30 days if due to a Northern Dynasty breach and 180 days from termination if the merger does not complete for any other reason. Holders of approximately 21% of Cannon Point Shares have agreed to support the merger transaction, including shareholders associated with Fiore Management & Advisory Corp. The acquisition of Cannon Point is subject to negotiation of a definitive agreement, which will be filed on SEDAR.com when executed which is anticipated to occur within the next 30 days. The private placement of Special Warrants is not conditional on the Cannon Point acquisition, but the Cannon Point acquisition is conditional on at least $10 million of Special Warrants being sold.

Completion of both financing transactions is subject at this time to execution of definitive agreements within 15 business days, TSX and NYSE MKT approvals and other customary closing conditions. The Special Warrants offering is expected to close by mid-August 2015 and the Cannon Point acquisition within 120 days. Pricing of the Special Warrants was based on the five-day volume weighted trading price of Northern Dynasty shares on TSX for the period ended July 29, 2015. Negotiation of the Cannon Point acquisition terms included recognition of the value of the credit facility. A subsequent news release will detail the final figures when the offering is fully closed. Neither of the transactions are brokered, although some customary referral and advisor fees are payable. The proceeds of the financings will be used for working capital and to advance the Pebble Project by implementing Northern Dynasty’s legal and environmental strategies.

The securities to be issued pursuant to both transactions have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its annual filings with the United States Securities and Exchange Commission.